UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 10-SB


                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Webstar Communications, Incorporated
           -----------------------------------------------------
              (Name of Small Business Issuer in its charter)


            Nevada                                   88-0393584
          ----------                                -------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or organization)                     identification
                                                   number)


236 S. Rainbow Blvd., Suite 483, Las Vegas, Nevada            89128
------------------------------------------------          --------------
(Address of principal executive offices)                    (Zip Code)

Issuer's Telephone Number:      (702) 363-0066

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Webstar Communications, Incorporated (the "Company" or the "Registrant") was organized as a Nevada corporation on April 27, 1998, for the purpose of providing full service web design and maintenance on the Internet. The Company is dedicated to providing unique communications solutions in this emerging medium. The Company bases its business on the principle that technology is a tool to communicate ideas, information, and products or services. To date, the Company has concentrated on marketing of its services through the Internet and by word of mouth in the local Las Vegas, Nevada Area.

PRINCIPAL PRODUCTS AND MARKETS

    Currently, the Company believes from the information gathered on the Internet, that web page design and maintenance of web sites is in high demand at this point in the Internet industry's development. As the number of web pages on the Internet doubles every two months, there is more and more development work to be done. The Company's goal as a web designer is to determine the appropriate content for an online presence, incorporate appealing graphics, copy, and present the page in such a way that the page meets the marketing and informational objectives of the client. The Company will use the content provided by the client and integrate it into a Web site. The demand for small sites seems to be growing. Designing has become a lucrative business for those who have the knowledge and ability to develop sites quickly. The designer of a small site can expect to earn from $250 to $5,000, while designers of larger sites can command fees of $25,000 to $500,000, or even more. One factor which plays a major role in determining the cost for designing a site is the time required to do so. Web sites can take months to put together, depending on the form in which the client provides the content for the site. The Company must estimate their time accurately in order to provide a sound estimate for their clients about site preparation.

     The Company will rely upon the talent of management for graphic services to create web pages. Management's main focus will be to present web pages with illustrations, graphic representations, and scanned photos. The Company plans to out source the services of graphic artist for advanced graphics and animations solutions.

     The Company markets its products via the Internet and relies upon word-of-mouth and referrals to help establish its client base. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly.

    The Company intends to investigate other business opportunities in the web page design industry, such as newly developed programs which can read the user's browser type and display web sites according to a user's system and preferences. The Company believes these systems would be valuable for effective advertising. For example, when a Mac user visits a specific site, only advertisements featuring Mac software may appear. On the other hand if the customer is using a Windows-based machine, the advertisements would promote Windows software. This is a cost-saving toll for the advertiser since payment for the site may be based on the number of times the advertisement is served up to a user.

METHODS OF DISTRIBUTION

     Since November of 1998, the Company has maintained its web-site/online service at http://www.wizard.com/webstar and e-mail at webstar@wizard.com. Currently, clients e-mail or call the company for personal consultation on web page design.

     The Company is dependent upon advertising and publicity (via word of mouth) to bring awareness of the Company's products to its potential clientele.

     The Company is able to advertise on the Web in the form of banner ads appearing on other's web-sites that are hyper-linked to the Company's web-site. The Company will use on-line advertising provided free by its Internet provider as its primary source of advertising.

     The Company relies upon word-of-mouth and referrals to help establish its client base. To date, the Company has generated a large portion of its client base from these referrals. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly. At such time as the Company has built its market profile, it anticipates advertising through direct mail.

SUPPLIERS

    The Company uses retail computer outlet stores, such as Computer City, Computer Warehouse and Mirage Computers, Inc., for the purchases of the latest software technology in graphic design and Internet communications.

COMPETITION

     Companies such as Internet Design Solutions, Vegas Page Master, PGR International, Webster's, Inc., AM Business Services, and 808 Designs, are anticipated to give the Company direct competition in the Greater Las Vegas Area. Competition from the industry is anticipated from such Internet services as, AGENCY.COM, NETCOM, ELECTRIC-PAGES, as well as all the major software manufacturers who offer web page building software and services.

     The Company's competitors in the Las Vegas area will include national and local Internet Service Providers and webmaster. Two local providers @wizard.com and InterMind offer web page design as a service. Both companies have substantial resources to compete with the company. Most local Internet Providers offer web page design, layout and construction as a service, not a major revenue source. Generally, these providers charge by the page and an installation charge.

The Company believes it has four competitive advantages:

     (A) Price. The Company believes pricing to be one advantage. The Company believes that the national competitors in the industry must advertise on national Internet home pages with banner advertising and Media advertising to attract customers. These expenditures of advertising increase the cost of services offered. These cost margins for national competitors will give the Company the ability to compete on price. Also, the Company believes lower overhead costs will give the Company another advantage in pricing.

     The Company has no plans to compete with the "generic type" web page companies that can be found through a time consuming process on the Internet. Many of these competitors advertise commercial deluxe web sites for as low as $350. However, the consumer usually does not understand that there are hidden costs, such as monthly services fees, web site setup fees and many other charges. The Company plans to build its future on competitive pricing with excellent service and maintenance of the client's sites.

     The Company's market strategy will be to introduce three types of web sites. The pricing of which will be as follows:

          Personal Web Page starting at:          $250
          Small Business/Home Pages starting at:  $500
          Commercial Pages starting at:           $750

      More intracately designed pages will be charged on a hourly rate as follows:

          HTML planning and design                $40/hour
          Art                                     $60/hour
          CGI/Java Programming                    $75/hour
          Marketing, Presentation                 $40/hour

       Training for client:

          HTML                                    $60/hour
          Art                                     $100/hour
          Graphic Conversion/ Scanning            $5 per image

     Minor page modifications are provided free for 30 days. Thereafter, modifications are provided at a hourly rate of $40.00, unless, graphic design is desired.

     (B)  Service. The Company will introduce three types of web pages:
Personal, Small Business/Home and Commercial. This marketing strategy will give both individual and local businesses the flexibility and freedom to design and build a Web presence that's most appropriate for their needs. The ability to offer a one on one setting to the client will be to the advantage of the Company, vs. e-mail correspondence, which national competitors can only provide.

     (C) Quality. The Company realizes that the success of any business is dependent on the quality of its products and services. The Company believes that "you get what you pay for." By offering quality products and competitive prices, management believes it will increase business as well as the profitability of the Company, and have an advantage over competitors who advertise commercial deluxe web sites for low, low prices. The quality of Graphic techniques and the talents of management will play a vital role in the creative design and presentation that will portray the individual client's needs.

     (D) Efficiency. The Company feels that time efficiency will be an important factor to many of the potential clients. Management believes being able to produce a creative web page as directed by the input and conceptual design of each individual client in a timely manner will be an important ingredient to the success of the Company.

EMPLOYEES

     The Company currently has only one employee, its President, Tracy J. Nelson. Mr Nelson does not devote his full attention to the affairs of the Company. As growth of the Company continues, additional employees will be added when necessary.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     The Company currently operates at 236 S. Rainbow Bl., Suite 483, Las Vegas, Nevada 89128. The Company's principal business is providing web page design and maintenance on the Internet.

     To date, the Company has only received $580 in revenues from operations. During the next twelve months the Company's plan of operation is to introduce its web page design to various markets and hopefully achieve a certain amount of market penetration in one or more of these markets by achieving a client base. The Company intends to continue to develop its web page design capabilities to suit its market as it is better able to delineate and focus on its goals.

     The Company believes that the funds it raised in its offering in August of 1998 ($51,250 in gross proceeds), which are largely not yet expended, will be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months, as well as provide for costs of implementing its marketing strategies. Of those funds, the Company has budgeted approximately $29,000 to cover the costs associated with establishing its client base, advertising, purchase of supplies and equipment associated with the web page design industry, and hopefully some limited market penetration. There is no guarantee that the budgeted funds will be sufficient to achieve these goals. The Company has no plans for any purchases of significant equipment or property, nor are there plans for additional employees until or unless warranted due to business needs. Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     If the Company does not succeed in seeing limited revenues or, at a minimum, the potential of limited revenues, in the next twelve months, it may be forced to discontinue operations unless it is able to raise sufficient capital to continue pursuing its business plan. Management is not experienced in developmental companies and may not have estimated its needs for advertising and associated expenses in acquiring a client base accurately.
The Company may require additional funds and time to achieve these goals.
Even if the Company begins generating revenues, it could require additional funding for expansion. It may be difficult for the Company to succeed in securing additional financing. The Company may be able to attract some private investors, or officers and directors may be willing to make additional cash contributions, advancements or loans. Or, in the alternative, the Company could attempt some form of debt or equity financing. However, there is no guarantee that any of the foregoing methods of financing would be successful. If the Company fails to achieve at least a portion of its business goals in the next twelve months with the funds available to it, there is substantial uncertainty as to whether it will continue operations.

PLAN OF OPERATION

     During the next twelve months, the Company's plan of operation is to look to further expansion on the World Wide Web,(WWW), where some 50 million potential customers are looking to find the products and services they need. The Company believes the World Wide Web could become the greatest resource for the Company's future growth and expansion.

     The Company's plans include modifying its web site. Management looks to include an on-line ordering service and to offer a secured site to increase the Company's on-line e-commerce. The Company intends to continue to develop its advertising concept on the Web which is currently represented in the form of banner ads.

     During the next twelve months, the Company's cash requirements will include its lease payments on the Company's office space in Las Vegas, Nevada, as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals. Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     The Company may require additional funds and time to achieve these goals. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans. Or, as an alternative, the Company could attempt some form of debt or equity financing.

YEAR 2000 ISSUES
-----------------

     The Company has conducted a comprehensive review of its computer and telephone to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue.

     The issue pertains to whether or not computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The company is heavily dependent on computers and the Internet in the conduct of its business activities.

     The Company has identified three areas which could be affected by the Year 2000 issue: computer systems, Internet services, and telephone systems.

    A.     Computer Systems

           The Company uses a variety of computer software packages to operate the business, the majority of which are Internet related in design, graphics and operations. The Company has reviewed the software it uses (i.e., Microsoft Office with the upgrade to Microsoft Office 2000 and related programs) and has been assured by Microsoft Corporation that the products that it uses are new enough to not be affected by any Year 2000 issues.

     B.    Internet Service

           @wizard.com, the Company's Internet provider, assures the Company that their computer systems will not be affected by any Y2K issues. @wizard.com, located in Las Vegas, Nevada, uses Sprint, which uses a Nortel DMS 100 system which will accommodate all Y2K issues.

     C.    Telephone Systems

           The Company uses the only local carrier in Las Vegas, Sprint, for its telephone system. Sprint uses a Nortel DMS 100 system which will accommodate Y2K issues.

           The Company will experience no additional costs to upgrade or modify the phone systems to accommodate any Year 2000 issues.

     Based on the review of the computer systems, management does not believe the cost of remediation will be material to the Company's financial position and result of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains a monthly rental with an organization from which it rents an address/postal box and telephone answering service. The annual rental on this space is approximately $90 and includes the use, when available, of a small desk area. The Company has not signed a lease on this space but has prepaid the rental through April of 1999. The Company utilizes a portion of its Secretary's home (1906 Citroen Street, Las Vegas, NV 89122) for web page design and maintenance.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 26, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address                Amount & Nature        Percent of
Class      of Beneficial Owner             of Beneficial Owner    Class
-----------------------------------------------------------------------------

Common     Tracy J. Nelson<F1>                 100,000<F2>          24.7%
           P.O. Box 988
           Logandale, NV 89021

Common     MaryAnn Coleman<F1>                 100,400<F3>          24.8%
           1906 Citron Street
           Las Vegas, NV 89122

Common     D. Mihran Freeland                   28,000               6.9%
           1623 E. Fremont Street
           Las Vegas, NV 89101

Common     Dennis and Marci Evans               28,000<F4>           6.9%
           6357 Vicuna Drive
           Las Vegas, NV 89102

Common     Barbara and James Hofert             22,000<F5>           5.4%
           7380 Cameron Street
           Las Vegas, NV 89129

Common     All Officers and Directors          200,000<F2>          49.4%
           as a Group (2 Persons)

<F1>   An Officer and Director of the Company.

<F2>   These shares are restricted.

<F3>   100,000 of these shares are held in the name of MaryAnn Coleman, an officer and director of the Company, and are restricted. 400 shares are held in the name of Kevin Coleman, spouse of MaryAnn Coleman.

<F4>   8,000 shares are held in the name of Dennis Evans and 20,000 shares are held in the name of Marci Evans. Dennis and Marci Evans are married.

<F5>   20,000 shares are held in the name of Barbara Hofert and 2,000 shares are held in the name of James Hofert. The Company believes that Barbara and James Hofert are married.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                            Age         Position
____________________________________________________________________________

Tracy J. Nelson                 35          President, Chief Executive Officer,
                                            Chief Financial Officer and a
                                            Director

MaryAnn Coleman                 33          Secretary/Treasurer and a Director

    Mr. Tracy J. Nelson has served as President, Chief Executive Officer,
Chief Financial Officer, and Director of the Company since April 27, 1998. Mr. Nelson graduated from Southern Nevada Vocational Technical Center in 1980. From 1990 to 1993, Mr. Nelson was employed by Excalibur Hotel/Casino in Las Vegas, Nevada, as an engineer. He developed the computerized Key/Lock Program for tracking the issuance and maintenance for the hotel property. Mr. Nelson has extensive experience with computerized guest entry systems and electronic access. In 1997, Mr. Nelson served as Secretary/Treasurer for Preferred Resources, Inc. in Las Vegas, Nevada. From 1993 to current, Mr. Nelson was employed by Luxor Hotel/Casino in Las Vegas, Nevada, as a Supervisor Engineer. Mr Nelson was directly over the development and set up of all data base systems for the Engineering & Lock Maintenance Program for the hotel property.

    Ms. Mary Ann Coleman has served as the Secretary and Director of the Company since April 27, 1998. From 1982 to 1983, Ms. Coleman attended Brigham Young University studying General Business. From 1991 to 1992, Ms. Coleman worked as a Rapid Extractions Computer Operator in Salt Lake City, Utah. From 1994 to 1996, Ms. Coleman was Treasurer and a Director for Gem Source, Inc. Along with her management responsibilities for Gem Source, she developed the art layout and design of the company advertising campaign, and served as the company's in house graphic artist. From 1999 to current, Ms. Coleman is employed by Reno Airline based in Las Vegas, Nevada, as a Reservations Sales Agent.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

          (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from or otherwise limiting her involvement in any type of business, securities or banking activities; or

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in April of 1998. There are no other officers of the Company who have been paid any compensation.

                         SUMMARY COMPENSATION


Name and Principal                                               All other
Position                         Year                         Compensation
--------------------------------------------------------------------------

Tracy Nelson                     1998                               -0-<F1>
President

     <F1>     The Company intends to compensate Mr. Nelson $1,000 per month at such time as the Company actually commences conducting substantive business. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Tracy J. Nelson. There have been no transactions which have benefitted or will benefit Mr. Nelson either directly or indirectly.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

Item 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                    MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

STOCKHOLDERS

     The Company's transfer agent, Pacific Stock Transfer Company, confirms that as of September 28, 1998, there were 49 shareholders of record.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On April 28, 1998, in connection with its organization, the Company sold 200,000 shares of its common stock to two investors at $.05 per share pursuant to Section 4(2) of the Securities Act of 1933. These securities were issued as follows: 100,000 shares to Tracy J. Nelson in exchange for cash payment of $5,000.00; and 100,000 shares to Mary Ann Coleman in exchange for cash payment of $5,000.00. There were no underwriting discounts or commissions involved in the sale of these securities.

     The Company undertook a public offering which commenced August 12, 1998 and terminated on September 11, 1998, the Company sold an aggregate of 205,000 shares. These shares were issued to non-affiliates, and is therefore free trading. The Company has a total of 47 investors at a sales prices of $.25 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. All of the 205,000 shares were issued in reliance on the federal exemption from registration under Rule 504 of Regulation D and for which a Form D was filed with the U.S. Securities Exchange Commission (the "SEC") on September 21, 1998. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is presently authorized to issue 25,000,000 shares of common stock, $.001 par value per share. The Company presently has 405,000 shares of common stock outstanding. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

NON-CUMULATIVE VOTING

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.    Indemnification provided by statute:
------------------------------------------

      Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the
Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of incorporation: Optional provisions. The articles of incorporation may also contain:

          1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:
                  (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
                  (b) The payment of distributions in violation of NRS
          78.300.
         2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.
          1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.
          2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
          1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
                    (a) By the stockholders;
                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
                    (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                    (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
          2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.
          3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

          1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
          2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
                    (a) The creation of a trust fund.
                    (b) The establishment of a program of self-insurance.
                    (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
                    (d) The establishment of a letter of credit, guaranty or surety.
     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
          3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person s stock or other securities is owned by the corporation.
          4. In the absence of fraud:
                    (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
                    (b) The insurance or other financial arrangement:
                              (1) Is not void or voidable; and
                              (2) Does not subject any director approving it to
               personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
          5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation
--------------------------------------------------------------

    The NINTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company
-----------------------------------------------------------

    Article VII, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

ITEM 13.  FINANCIAL STATEMENTS

                          WEBSTAR COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                              DECEMBER 31, 1998

                              TABLE OF CONTENTS

                                                                  Page Number

ACCOUNTANT'S REPORT                                                    1

FINANCIAL STATEMENT:
      Balance Sheet                                                    2

      Statement of Operations and Deficit
       Accumulated During the Development Stage                        3

      Statement of Changes in Stockholders' Equity                     4

      Statement of Cash Flows                                          5

      Notes to the Financial Statements                                6

DAVID E. COFFEY 3651 Lindell Rd. - Suite H Las Vegas, NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979

To the Board of Directors and Stockholders of Webstar Communications, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Webstar Communications, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from April 23, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Webstar Communications, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Webstar Communications, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/DAVID COFFEY C.P.A.
David Coffey C.P.A.
March 5, 1999

WEBSTAR COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                               $   52,290
Organizational costs, less accumulated
   amortization of $24                                                    161
                                                                       ------
   Total Assets                                                    $   52,451
                                                                       ======

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:
   Stockholder                                                     $      185
   Trade                                                                    0
                                                                          ---
Total Liabilities                                                         185

Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   405,000 shares                                                         405
   Additional paid-in capital                                          52,882
   Deficit accumulated during
     the development stage                                            (1,021)
                                                                       ------
   Total Stockholders' Equity                                          52,266

   Total Liabilities and Stockholders' Equity                      $   52,451
                                                                       ======

The accompanying notes are an integral part of these financial statements.

WEBSTAR COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM April 27, 1998
To December 31, 1998

Sales                                                               $     580

Expenses:
   Amortization                                                            24
   Licenses and fees                                                      664
   Office expenses                                                        213
   Telephone                                                              150
   Web site expenses                                                      550
                                                                        -----
Total expenses                                                          1,601

Net loss                                                               (1,021)

Retained earnings,
beginning of period                                                         0

Deficit accumulated during
the development stage                                               $  (1,021)
                                                                        =====

The accompanying notes are an integral part of these financial statements.

WEBSTAR COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From April 27, 1998 (Date of Inception)
To December 31, 1998

                                                 Additional
                          Common Stock           Paid-in
                          Shares       Amount    Capital                Total
                         -------       ------    -------                -----
Balance,
April 27, 1998               ---     $     --   $    ---            $     ---

Issuance of common
stock for cash           405,000          405     60,845               61,250
Less offering costs            0            0     (7,963)              (7,963)
Less net loss                  0            0          0               (1,021)
                         -------           --     ------               ------

Balance,
December 31, 1998        405,000     $    405   $ 52,882            $  52,266
                         =======          ===     ======               ======

The accompanying notes are an integral part of these financial statements.

WEBSTAR COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From April 27, 1998
To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES

   Net loss                                                        $   (1,021)
   Noncash items included in net loss
     Amortization                                                          24
   Increase in accounts payable                                           185
                                                                        -----

          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                           (812)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                                   185
                                                                          ---
          NET CASH USED BY
          INVESTING ACTIVITIES                                            185

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                   405
   Additional paid-in capital                                          60,845
   Less offering costs                                                 (7,963)
                                                                       ------
          NET CASH PROVIDED BY
          FINANCING ACTIVITIES                                         53,287

          NET INCREASE IN CASH                                         52,290

CASH AT BEGINNING OF PERIOD                                               ---
                                                                       ------
          CASH AT END OF PERIOD                                     $  52,290
                                                                       ======

The accompanying notes are an integral part of these financial statements.

WEBSTAR COMMUNICATIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on April 27, 1998 under the laws of the state of Nevada. The business purpose of the Company is to market services to commercial enterprises and individual users of the Internet.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  OFFERING COSTS

        The offering costs which were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE D  COMMON STOCK

        The Company sold 200,000 shares of restricted common stock for $10,000 or $.05 per share and completed a public stock offering and sold 205,000 shares of its common stock for $51,250 or $.25 per share. The net proceeds of that offering will be used to market services to commercial enterprises and individual users of the Internet.

NOTE E  RELATED PARTY TRANSACTIONS

        The Company has agreed to reimburse one of its stockholders $185 for expenses that were advanced by the stockholder in connection with the formation of the Company.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      The Company's former principal independent accountant, S.J. Meyer & Co., which audited the Company's financial statements as of April 30, 1998, and for the period from inception on April 27, 1998 through April 30, 1998, was replaced on May 29, 1998. The former accountant's report on such financial statements, dated May 28, 1998, did not contain an adverse opinion, or disclaimer of opinion, nor was it modified to as to uncertainty, audit scope or accounting principles.

     The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountants on any matter of accounting principles or practices, financial disclosure or auditing scope.

     The Company's new accountant is David E. Coffey, Certified Public Accountant and was engaged on September 22,1998.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of Webstar Communications, Incorporated consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on April 27, 1998, filed with SEC in this Registration Statement.

3.1 By-Laws of Webstar Communications, Incorporated, dated April 28, 1998, are attached hereto, filed with SEC in this Registration Statement.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Webstar Communications, Incorporated
                                     (Registrant)

Date:   March 29, 1999               By:/s/ TRACY J. NELSON
                                     --------------------------------
                                     Tracy J. Nelson
                                     President, Chief Executive Officer and
                                     Director